Holland & Knight

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RECEIVED

November 7, 2011

NOV 1 4 2011

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

     Re: Our MicroLending, LLC
             Amendment No. 5 to Offering Statement on Form 1-A
             Filed October 16, 2011
             File No. 024-10286

Dear Mr. Reynolds:

       On behalf of Our MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated October 28, 2011, regarding Amendment No. 5 to the Company's Offering Statement on Form 1-A ("Offering Statement"), filed with the Commission on October 16, 2011. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

Risk Factors, page 3
The amount of interest we may charge customers..., page 4

       1.   **Please revise your disclosure in the second paragraph of this risk factor to clarify whether the reference to the $2,429 excess amount collected is the aggregate amount reimbursed to all borrowers or the amount reimbursed per borrower.**

       We have revised the disclosure on page 5 of the Offering Circular.

Competition from other banks and financial institutions...., page 6

       2.   **We note that you have removed the disclosure that you compete with other micro finance institutions and banks here and under Competition on page 15. Please advise us of your basis for removing such disclosure or re-include it, as appropriate.**

       In Amendment No. 5 to the Offering Statement, the Company revised the risk factor to disclose that its primary competition is from private money lenders, rather than banks and other micro finance institutions. The Company does not believe it faces material competition from banks and other micro finance institutions.

Description of Certificates, page 18
Principal, maturity and interest, page 18

3.   **We partially reissue comment eight of our letter dated September 8, 2011. We are unable to find the location on your website where you post the current interest rates of notes being offered by the company. With a view to disclosure in your offering circular, please advise us of either the location of such information on your website or your anticipated timing for making such information available.**

Since the Offering Statement has not yet been cleared by the SEC, the Company has not posted the interest rate information, or any other information regarding the Investment Certificates, on its website. Once the Offering Statement has been cleared, such information will be posted.

Payment or Rollover at Maturity, page 20

4.   **We note the revised disclosure regarding notifications of repayment being accepted within 10 business days of maturity. Please revise to state the date up to which you will honor a notification of repayment. For example, if you will repay investors who have notified you one business day before maturity, revise to so state.**

The disclosure has been revised accordingly. See the cover page and pages 2 and 20.

Management Relationships, Transactions and Remuneration, page 22

5.   **We partially reissue comment 10 of our letter dated September 8, 2011. Please revise:**

- **Management Relationships to separately disclose the loans made by Mr. Santandreu and his company;**
- **Management Relationships to separately disclose the amounts "due from members" where those members are related persons;**
- **Management Relationships to include the tabular information provided in response to comment 10 to the extent involving related persons;**
- **"Profitability" to provide further clarification of the extent to which your cash flows will be sufficient to cover the amounts due under the related party loans that renew on a 90 day or yearly basis.**

See page 23 for disclosure of the loans made by Mr. Santadreu and his company, and the tabular information regarding the loans from related persons.

Please be advised that with respect to the amounts "due from members," such members are not related persons to the Company or any of its executive officers or the managing member.

See page 16 for clarification of the extent to which the Company's cash flows will be sufficient to cover amounts due under the loans.

Financial Statements
June 30, 2011 Financial Statements

6.   **We note your response to comment 16 of our letter dated September 8, 2011, and it appears that you have restated the June 30, 2011 financial statements to record an allowance for estimated losses on accrued interest receivable. Please revise to clearly indicate that the financial statements have been restated. Also revise to include footnote disclosure to describe the nature of the error, and reconcile the financial information as originally filed to the restated financial information. Refer to FASB ASC 250-10-50-7.**

The Company has added new Note 3 to the June 30, 2011 financial statements to provide such information.

Notes to Consolidated Financial Statements, page 7
Note 2 - Summary of Significant Accounting Policies, page 7
Loans Receivable, page 8

7.   **We note in your response to comment 19 of our letter dated September 8, 2011 that you define a loan as impaired when it is not likely that you will be able to collect the full value of the loan because the creditworthiness of the borrower has deteriorated; and that you do not classify loans that are actively making constant payments, even partial payments, according to an oral agreement as impaired loans. Please reconcile your response to your disclosure that states a loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Also explain to us how your policy of assessing whether a loan is impaired, as described in your response to us, complies with the requirements of ASC 310-10-35-16.**

The Company applies the policy described in Note 2 to the financial statements: *A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement.*

Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

When the Company refers to: "A loan as impaired when it is not likely that we will be able to collect the full value of the loan because the creditworthiness of the borrower has deteriorated; and that we do not classify loans that are actively making constant payments, even partial payments, according to an oral agreement as impaired loans." These are factors the Company considers in assessing the impaired loans.

The Company fully applies its described policy and believes it satisfactorily complies with ASC 310-10-35-16. Please, see response 8 for further explanation of the response.

8.   We note your disclosure that loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Given the significant amount of loans that are past due as of each balance sheet date, please describe to us the difference between a significant versus insignificant payment delay and payment shortfall. Also further revise to disclose in greater detail the specific factors you consider in determining that a loan is impaired, including what constitutes an insignificant payment delay or payment shortfall. Refer to ASC 310-10-50-15(e).

When assessing whether a loan is impaired or not, the Company reviews the aging of the portfolio.
- Current Loans (0 – 30 days) are always within their contract terms.

- Past Due Loans (31 – 60 days) could have pending only a late fee (5 to 10% of the installment) or small differences in the payment of the installment. For example, if the borrower has to pay $251.80 and paid $250, there is a $1.80 difference in payment, but the borrower is shown past due in the aging table. These cases are very frequent in the Company's business.

- Past Due Loans (61 – 90 days) present issues similar to the 31 - 60 day past due loans in that the borrower has been paying the amount of the installment but has pending other charges such as a bad check charge, late fees, and smaller differences with the amount of installment. They are not necessarily in a situation of breach of contract or out of compliance with their contractual terms.

These cases and examples are what the Company considerers insignificant payment delays and payment shortfalls and are not classified as impaired. Even in cases where the loans are more than 90 days past due, such loans could have some other charges, but no past due installments.

- Past Due Loans (91 days or more) are always impaired.

This is the process the Company follows to comply with its policy and with the ASC 310-10-35-16 and ASC 310-10-50-15 (e).

In response to your comments 7 and 8, the Company analyzed the numbers shown in the notes to the financial statements for 2009, 2010 and the six months of 2011, relative to impaired loans and concluded that to strictly comply to ASC 310-10-35-16, the amount of impaired loans reflected should be changed on the respective notes. Therefore in Note 5 to the 2009 and 2011 financial statements and Note 4 to the 2010 financial statements, "Loan Receivables," the Company changed the amounts of impaired loans and the average recorded investment in impaired loans.

The Company analyzed the loan loss allowance for impaired loans for each set of financial statements on a case by case basis, and concluded that those allowances were sufficient to fully cover the risk of loss of those impaired loans. Therefore no changes were made to the financial statements.

With respect to your comment to disclose in greater detail the specific factors the Company considers in determining that a loan is impaired, the Company believes this was sufficiently disclosed in prior letters and the previous comments 7 and 8.

Note 4 - Loan Receivables, page 12

9.   We note the loans receivable agings as of each balance sheet date that you provided in response to comment 23 of our letter dated September 8, 2011. For the amounts classified in the 0-30 line item, please confirm our understanding that these represent outstanding loans receivable that were still within their original contractual term as of each balance sheet and not loans 0-30 days old as of each balance sheet. If so, further revise to disaggregate the 0-30 line item into the following aging categories as of each balance sheet date: 0-30 days, 31-60- days, 61-90 days, 91-180 days and 181-360 days, as applicable.

The Company confirms your understanding that these represent outstanding loans receivable that were still within their original contractual term as of each balance sheet and not loans 0-30 days old as of each balance sheet date.

Management considers these loans fully collectable and this consideration has been added to Note 5 to the 2009 and 2011 financial statements and Note 4 to the 2010 financial statements.

10.   We note the column labeled as past due in your loans receivable agings as of each balance sheet date. Please revise to add a footnote to the agings that explains what past due loans represent. Also clearly distinguish between the loans that are past due and those that are not as of each balance sheet date.

See revised Note 5 to the 2009 and 2011 financial statements and Note 4 to the 2010 financial statements.

Notes to Consolidated Financial Statements, page 7
Note 3 - Accrued Interest Receivable, page 12

      11.   We note your allowance for estimated losses on accrued interest receivable of $44,089, zero and zero as of June 30, 2011, December 31, 2010 and December 31, 2009, respectively. Please explain to us in sufficient detail why you have not recorded an allowance for estimated losses on accrued interest receivable as of December 31, 2010 and 2009. Also provide us with the amount of accrued interest receivable related to your past due loans receivable and your loans receivable that are not yet past due, as of December 31, 2010 and 2009.

      Estimated loan losses should include accrued interest and other fees. It may be included in the allowance for loan losses or through a separate valuation allowance.

      In 2009, the amount of the "accrued interest receivable" was less than the "general allowance" for that year, which was well reserved. Therefore, the allowance for Estimated Losses on accrued interest receivable was zero.

      As the Company previously explained in comment 16 of the October 6, 2011 letter, in 2009 and 2010 the accrued interest receivables were less than three months of the total accrued interest receivables of each year, and in both cases less than the general allowance for loan losses for each year. The Company considers that that general allowance could cover any losses including accrued interest, which is why the Company did not record an additional allowance for accrued interest receivables. This is very different than in 2011 when the Company recorded a specific allowance for "accrued interest receivables."

Exhibits

      12.   Please advise us as to why Mr. Santandreu signed the promissory note filed as Exhibit 6.6 using the name "Emilio Santandreu Lopez" rather than "Emilio M. Santandreu."

      Mr. Santandreu's full name is Emilio Melchor Santandreu Lopez, which is how his name is specified in the country where he was born. In order to avoid any confusion, the Company has reissued the promissory note under the name Emilio M. Santandreu.

      If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,
HOLLAND & KNIGHT LLP



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Laurie Green